

Mail Stop 3561

October 29, 2009

By U.S. Mail and facsimile to (925) 930-6338

David S. Rector, Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

> **Re:** **Standard Drilling, Inc.**
> **Form 8-K/A Filed October 27, 2009**
> **File No. 000-51569**

Dear Mr. Rector:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief